As filed with the Securities and Exchange Commission on February 5, 2004.


                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                             THE RAINBOW FUND, INC.
                               (Name of Applicant)

                               File No.: 811-9070
                (Securities and Exchange Commission File Number)


                              375 South End Avenue
                                   Suite 28-L
                            New York, New York 10280
                     (Address of Principal Executive Office)




                   Copies of all Communications and Orders to:

Ariel J. Goodman                                    Beth R. Kramer, Esq.
375 South End Avenue                                Kirkpatrick & Lockhart LLP
Suite 28-L                                          599 Lexington Avenue
New York, NY 10280                                  New York, NY  10022



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I.       GENERAL IDENTIFYING INFORMATION

1.       Reason  fund   is   applying  to  deregister  (check   ONLY   ONE;  for
descriptions, SEE Instruction 1 above):

         [ ]  Merger

         [x]  Liquidation

         [ ]  Abandonment of Registration
              (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: The Rainbow Fund, Inc.

3.       Securities and Exchange Commission File No.: 811-01476

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         375 South End Avenue
         Suite 28-L
         New York, New York  10280

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Beth R. Kramer, Esq.
         Kirkpatrick & Lockhart LLP
         599 Lexington Avenue
         New York, NY  10022
         (212) 536-3900

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Ariel J. Goodman
         375 South End Avenue
         Suite 28-L
         New York, NY  10280
         (646) 279-7206


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         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
         PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                [x] Management company;
                [ ] Unit investment trust; or
                [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

         The Rainbow Fund, Inc. was initially organized in 1967 as a Delaware corporation. On December 22, 1989, The Rainbow Fund, Inc. was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Furman, Anderson & Co. is the investment adviser for The Rainbow Fund, Inc. Furman, Anderson & Co. is located at 375 South End Avenue, Suite 28-L, New York, NY 10280.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         Not applicable.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

         Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [  ]  Yes         [x]  No

         Not Applicable

         If Yes, for each UIT state:
         Name(s):
         File No.:  811-______
         Business Address:


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15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes      [ ]  No

                  If Yes, state the date on which the board vote took place:

                  Approval for the liquidation involving The Rainbow Fund, Inc. was obtained on July 17, 2003.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes      [ ]  No

                  If Yes, state the date on which the shareholder vote took place:

                  Approval for the liquidation involving The Rainbow Fund, Inc. was obtained on September 25, 2003.

                  If No, explain:


II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Liquidation?

                  [x]  Yes      [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  The Rainbow Fund, Inc. has been in process of distributing its assets since the liquidation was approved by shareholders on September 25, 2003. The Rainbow Fund, Inc. has distributed substantially all of its assets and is in the process of winding up its affairs, which it anticipates it will complete in the near future.

         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes       [ ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [x]  Yes       [ ]  No


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         (d)      Not applicable.

         (e)      LIQUIDATION ONLY:

                  Were any distributions to shareholders made in made in kind?

                  [ ]  Yes      [x]  No

                  If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?  Not Applicable.

                  [ ]  Yes      [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ]  Yes       [x]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

                  Pursuant to Rule 17Ad-17 of the Securities and Exchange Act of 1934, as amended ("Rule 17Ad-17"), The Rainbow Fund, Inc. has identified 61 lost securityholders as defined by Rule 17Ad-17. It has also identified 23 shareholders that would otherwise qualify as lost securityholders under Rule 17Ad-17 but for the fact that the shareholders are either not natural persons or deceased. In addition, the Fund has identified 118 shareholders that would otherwise qualify as lost securityholders under Rule 17Ad-17 but for the fact that the shareholders own less than one share and the final net asset value for the Fund was $2.00 a share. The Fund has also identified 2 shareholders residing outside the United States.

         (b) Describe the relationship of each remaining shareholder to the fund:

                  In accordance with Rule 17Ad-17, Investor Data Services, The Rainbow Fund, Inc.'s transfer agent, and The Rainbow Fund, Inc. entered into an agreement with Keane Tracers Service Corporation to locate shareholders whose current location is unknown to The Rainbow Fund, Inc. The Rainbow Fund, Inc. has deposited into an escrow account the total share value for all shareholders identified in 18(a).


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19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [x]  Yes      [ ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         Please see 18(a) and 18(b) above.

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [x]  Yes      [ ] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  Please see 18(a) and 18(b) above.

         (b)      Why has the fund retained the remaining assets?

                  Please see 18(a) and 18(b) above.

         (c)      Will the remaining assets be invested in securities?

                  [ ] Yes       [x] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ] Yes       [x] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:


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                  Dissolution involving The Rainbow Fund, Inc.

                  (i)   Legal expenses:                                 $26,365
                  (ii)  Accounting expenses:                            $ 2,500
                  (iii) Other expenses (list and identify separately):
                          Administrative                                $ 3,672
                          Transfer Agency                               $33,500
                          Final Statements and Forms 1099               $ 3,888
                          Lost Shareholder Fees                         $ 3,818
                          Final NSAR                                    $ 3,500
                          Taxes                                         $ 1,000
                          Custodial Fees                                $ 4,800
                          Miscellaneous Expenses                        $10,000
                                                                        -------
                  (iv)  Total expenses (sum of lines (i)-(iii) above):  $93,043
                                                                        =======

         (b)      How were those expenses allocated?

                  100% to The Rainbow Fund, Inc.

         (c)      Who paid those expenses?

                  The Rainbow Fund, Inc.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes       [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes       [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


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                  [ ] Yes       [x] No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  Not Applicable.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  Not Applicable.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed:

                  The reorganization agreement was filed:

                  Not Applicable.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.









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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Rainbow Fund, Inc., (ii) she is the President, Secretary and Treasurer of The Rainbow Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                        /s/ Arial J. Goodman
Date:  February 5, 2004                 ----------------------------------------
                                        Arial J. Goodman
                                        Chairman, President, Secretary
                                            and Treasurer
                                        The Rainbow Fund, Inc.













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